FORUM FUNDS
INVESTMENT ADVISORY AGREEMENT

Appendix A

Funds of the Trust	Fee as a % of the Annual Average Daily Net Assets of the Fund	Effective Date
Merk Hard Currency Fund*	1.00%	May 9, 2005
Merk Absolute Return Currency Fund**	1.00%	September 9, 2009

IN WITNESS WHEREOF, the parties hereto have caused this Revised Appendix A to be duly executed all as of February 29, 2016.

FORUM FUNDS

/s/ Jessica Chase
Jessica Chase
President, Forum Funds

MERK INVESTMENTS, LLC

/s/ Axel Merk
Axel Merk
President

*  Approved by the Board of Trustees of the Forum Funds May 8, 2005

** Approved by the Board of Trustees of the Forum Funds August 18, 2009